SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   Form 12b-25

                           NOTIFICATION OF LATE FILING

        [X]Form 10-K [ ]Form 20-F [ ]Form 11-K [ ]Form 10-Q [ ]Form N-SAR


                         Commission file number 0-11695
                                                -------


                           Ambra Resources Group, Inc.
                           ---------------------------
                             Full Name of Registrant


                                       N/A
                            -------------------------
                            Former Name of Registrant


                          610 - 800 West Pender Street
                          ----------------------------
           Address of Principle Executive Offices (street and number)


                            Vancouver, Canada V6C 2V6
                            -------------------------
                            City, State and Zip Code


Part II - Rules 12b-25 (b) and (c)

If the subject could be filed without unreasonable effort or expense and the Registrant seeks relief pursuant to Rule 12b-25 (b), the following should be completed. (Check if appropriate).

          (a)  The reasons  described in  reasonable  detail in Part III of this
----- form could not be eliminated without unreasonable effort of expense;

  X       (b)  The subject annual report,  semi-annual report, transition report
-----          on Form  10-K,  Form  20-F,  Form 11-K,  Form  N-SAR,  or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

          (c)  The  accountant's  statements or other  exhibit  required by Rule
-----          12b-25 (c) has been attached if applicable.



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Part III - Narrative

The Company was delayed in compiling certain information necessary for it to complete its report for the year ended June 30, 2001. The Company could not have avoided the delay without unreasonable effort or expense. The Company expects to complete and file its annual report on Form 10-KSB on or before October 12, 2001.


Part IV - Other Information

(1) Name and telephone number of person to contact in regard to this notification

             John M. Hickey               (604)                 669-2723
         -----------------------      --------------        ----------------
                 Name                   Area Code           Telephone Number

(2) Have all other reports required under Section 13 or 15 (b) of the Securities and Exchange Act of 1934 or Section 30 or the Investments Act of 1940 during the preceding 12 months (or for such shorter) period that the Registrant was required to file such reports been filed? If answer is no, identify report(s).

           X   Yes             No
          ---              ---

(3) It is anticipated that significant changes in results of operations from the corresponding period of the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof.

                Yes            No
          ---              ---


                           Ambra Resources Group, Inc.
                           ---------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

   Date: September 26, 2001                    By: /s/ John M. Hickey
                                                   -------------------------
                                                   John M. Hickey, President







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